WELCOME

Monroe Bancorp

2008 Annual

Shareholder's Meeting



Mark D. Bradford

President/CEO



Forward-looking Statement

This presentation contains forward-looking statements about the Company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may" or words of similar meaning. These forward-looking statements, by their nature, are subject to risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the markets in which the Company does business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business of the Company; and (6) changes in real estate values or the real estate markets. Further information on other factors which could affect the financial results of the Company are included in the Company's filings with the Securities and Exchange Commission.



NASDAQ Symbol: MROE

Banking Center and Loan Production Office Locations



Background Information

- Headquarters – Bloomington, Indiana/Monroe County
- Approximately 70% of Bank's business is in Monroe County
- 2006 Population – 122,613
- Population Growth 1990 to 2000 – 10.6%
- Home of Indiana University Bloomington
    - Employees – 7,000
    - 2006/2007 Enrollment – 38,263





MONROE BANCORP

NASDAQ Symbol: MROE

Monroe Bancorp Profile

(Dollars in Thousands)

	12/31/05	12/31/06	12/31/07	% Increase 2007
Bancorp Assets	$713,060	$ 748,193	$778,080	4.0%
Trust Assets	237,026	271,766	353,668	30.1%
Investment Services Assets	168,770	157,433	163,847	4.1%
Total	$1,118,856	$1,177,392	$1,295,595	10.0%

- **16 Locations**
  - **12 Banking Centers**
  - **1 Loan Production Office**
  - **3 Retirement Community Locations**

Monroe Bancorp Profile

- Focus on commercial real estate and business lending
- No direct exposure to subprime loans
- Investment portfolio is high quality and short duration
- Asset growth largely funded by local deposits
- Focus on fee income (e.g., wealth management, deposit services, investment sales, and mortgages originated for sale)
- Distinguish ourselves through service quality, community involvement, flexibility, and responsiveness

Why invest in Monroe Bancorp?

- Management believes the Company's Bloomington-based operation provides a predictable and strong earnings stream
- Management intends to use this earnings stream to expand along the outer perimeter of Indianapolis



Financial Performance

Earnings Per Share (Basic)

Compound Annual Growth Rate 13.4%



Financial Performance

MONROE BANCORP
NASDAQ Symbol: MROE

Return on Average Equity (ROAE)

- 2003: 11.18%
- 2004: 14.44%
- 2005: 14.93%
- 2006: 14.59%
- 2007: 14.79%

2007 ROE is the highest among the publicly traded financial institutions in Indiana (51 companies)

Total Loans (Dollars in Millions)



Compound Annual Growth Rate 8.3%

MONROE BANCORP
NASDAQ Symbol: MROE

Credit Quality





Financial Performance

Total Deposits (Dollars in Millions)

Chart showing Total Deposits:

- 2003: $436.7
- 2004: $483.5
- 2005: $576.2
- 2006: $589.3
- 2007: $619.7

Compound Annual Growth Rate 9.1%

MONROE BANCORP

NASDAQ Symbol: MROE

Fee Income (Dollars in Thousands)



Shareholder Focus

Investment Performance



12/31/07 Compound Annual Growth Rate – 16.6%

Employee Stock Ownership Plan (ESOP) formed 12/31/85



Shareholder Focus

Dividends Per Share

20 Consecutive Years of Dividend Increases

2008 Dividend Yield – 3.47% (based on 3/31/08 closing price)

Keys to the Company's Success

- Commitment to Customer Service
  - Effective use of technology
  - Mystery shopping

- Expansion into Indianapolis Market

Commitment to Customer Service

Effective Use of Technology – Digital Deposit

Advantages

- Faster funds availability
- Eliminates trips to the bank
- Reduced transportation/liability costs
- Finger tip access to more information

Commitment to Customer Service

Effective Use of Technology – Digital Deposit

Successful Launch

- Launched product in December 2006
- Hosted demonstrations
- Small group and one-on-one meetings
- Installed 39 machines for 62 customers
- Processed 4,845 items in January 2008
- Bank able to fulfill all of a customer's banking needs with no area branch locations
- Future focus
  - Non-customers
  - Indianapolis Market



Commitment to Customer Service

Effective Use of Technology – Digital Deposit

- 2007 Meetings – Demonstration

- 2008 Meetings – Video



Commitment to Customer Service

Effective Use of Technology – On Line Account Opening

- Introduced in early 2008
- 4/15/08: 42 accounts opened and 99 accounts declined
- Convenient for customers
- Dramatic reduction in time required at the Bank


Commitment to Customer Service

Effective Use of Technology – On Line Account Opening

● Demonstration

Commitment to Customer Service

Mystery Shopping

Year	# Shops	Average Score
2003	1,331	92.6%
2004	1,202	94.2%
2005	1,164	94.5%
2006	1,486	95.4%
2007	1,747	95.7%

Commitment to Customer Service

Expanding Market Share – Monroe County
(Dollars in Thousands)

	6/30/96	6/30/07
Monroe Bank		
Total Deposits	$225,593	$453,648
Market Share	21.8%	29.7%
Rank	Second	First
Bank One/Chase		
Total Deposits	$310,014	$303,743
Market Share	30.0%	19.9%
Rank	First	Second

Expansion into Indianapolis Market

Hendricks County Full Service Retail Strategy

- 2006 Population 131,204

- Percent Change 1990 to 2000 37.5% - 2nd in State

- Median Household Income in 2004 $63,058 – 2nd in State

- Monroe Bank Deposit Market Share as of June 30, 2007: 5.2% (8th)

- Convert Limited Service Locations to Full Service Banking Centers

		Date Opened	Converted to Full Service
1.	Brownsburg	5/02	1/06
2.	Plainfield	10/01	12/07
3.	Avon	9/01	1/08



Expansion into Indianapolis Market

Brownsburg Banking Center

	12/31/05	3/31/08	% Change
Number of Checking Accounts	114	691	506.1%
Average Balance of Checking Accounts	$640	$3,838	499.7%
Monthly Average Deposit Balance	$25,995,000	$58,276,000	124.2%

Monroe Bancorp

NASDAQ Symbol: MROE

Expansion into Indianapolis Market

Plainfield Banking Center

- Opened 12/07
- Checking accounts: 12/07 – 201; 3/31/08 – 302
- 3/31/08 monthly average deposit balance - $29,172,000



Monroe Bank
ATM
ATM

Expansion into Indianapolis Market

Avon Banking Center

- Opened 1/08
- Checking accounts: 1/08 – 194; 3/31/08 – 215
- 3/31/08 monthly average deposit balance - $17,536,000



Monroe Bancorp
NASDAQ Symbol: MROE

Expansion into Indianapolis Market

Future Expansion – Hamilton County

- Noblesville Banking Center to open 8/08


(800) 975-6099
Monroe Bank



Expansion into Indianapolis Market

Indianapolis Metropolitan Area Loan Growth

(Dollars in Thousands)

2003	$57,714
2004	$77,837
2005	$109,081
2006	$146,122
2007	$165,720

Compound Annual Growth Rate – 30.2%

Expansion into Indianapolis Market

Indianapolis Metropolitan Area Consolidation

- 11/3/06 – Sky Financial completes merger with Union Federal Bank
- 7/1/07 – Huntington Bancshares completes merger with Sky Financial
- 7/9/07 – First Indiana announced its intent to merge with Marshall & Ilsley

MONROE BANCORP

Why invest in Monroe Bancorp?

- Financial performance above Peer
- Stock valuation below Peer
- Shareholder focus
- Commitment to customer service and technology
- Expansion along outer perimeter of Indianapolis